Exhibit 12.5
CILCORP INC. Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2007	2006
Net income from continuing operations	$33,061	$21,004
Less- Change in accounting principle	-	-
Add- Taxes (benefit) based on income (loss)	16,479	(10,944)
Net income before income taxes and change in accounting principle	49,540	10,060

Add- fixed charges:
Interest on long term debt	28,994	51,574
Estimated interest cost within rental expense	172	289
Amortization of net debt premium, discount, and expenses	639	801
Subsidiary preferred stock dividends	951	1,933
Adjust preferred stock dividends to pre-tax basis	474	(1,007)
Total fixed charges	31,230	53,590
Less: Adjustment of preferred stock dividends to pre-tax basis	474	(1,007)

Earnings available for fixed charges	$80,296	$64,657

Ratio of earnings to fixed charges	2.57	1.20